

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-mail
Anthony W. Thomas
President and Chief Executive Officer
Communications Sales & Leasing, Inc.
4001 Rodney Parham Road
Little Rock, AR 72212

> **Re: Communications Sales & Leasing, Inc.**
> **Form 10**
> **Filed October 24, 2014**
> **File No. 001-36708**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as possible.

2. We note your disclosure on page 3 of Exhibit 99.1 and elsewhere that you anticipate entering into a revolving credit facility in the amount of $3.5 billion. We also note your disclosure on page 26 and elsewhere that you anticipate entering into a revolving credit facility in the amount of $500 million. Please update your disclosure regarding these credit facilities, including the status of any credit agreements as well as the material terms, as applicable.

3.   We note that following the Spin-Off, you intend to elect to be taxed as, and to operate in a manner that will allow you to qualify as a REIT for federal income tax purposes commencing with your taxable year ending December 31, 2015. We also note your disclosure that Skadden, Arps, Slate, Meagher and Flom will provide an opinion to you with respect to your qualification to be taxed as a REIT in connection with the Spin-Off. Please tell us whether you have received this tax opinion from Skadden, Arps, Slate, Meagher and Flom.

4.   Please provide support for your planned 2015 annual dividend that cash flows from operations, based upon rental income of your assets to Windstream, will be sufficient to cover your planned dividend.

Summary, page 1

Our Relationship with Windstream, page 3

5.   We note your disclosure that Windstream will continue to own certain distribution systems. Please briefly explain why Windstream will retain these properties.

Risk Factors, page 17

Risks Related to our Business, page 24

6.   Please add risk factor disclosure, if true, that there is no limit on the amount of leverage you may incur and that you will be able to change your investment objectives without shareholder approval.

Cautionary Statement Regarding Forward-Looking Statements, page 32

7.   We note your disclaimer as to forward-looking statements and your reference to the Private Securities Litigation Reform Act of 1995. Please note that you are not eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise your disclosure as appropriate or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Components of Our Revenues and Expenses Following the Spin-Off, page 60

Revenues, page 60

8.   We note your disclosure on page 61 that you currently anticipate the annual revenues from the Master Lease will be approximately $650 million during the first three years of

the Master Lease. Please disclose in greater detail the amount of this revenue that is contributable from rental revenue and other sources of revenue, as applicable.

Business and Properties, page 70

9.   We note your disclosure on page 70 that you will be a self-administered REIT. However, on page 74, you state that your operating partnership will be managed by "GP LLC, which is the sole general partner of the operating partnership, and accordingly will control management and decisions of the Operating Partnership." Please revise as appropriate to reconcile this disclosure or advise.

Properties Summary, page 70

10.   Please describe the nature of the registrant's or subsidary's title to or interests in such properties and/or assets, including all property rights associated with the fiber and copper assets.

Investment and Financing Policies, page 74

11.   Please disclose the geographic area in which the registrant and its subsidiaries may invest in other distribution centers or other real property assets. Please also describe in greater detail these "other real property assets."

12.   Please describe the types of interests in real estate in which the registrant and its subsidiaries may invest.

Management, page 78

13.   Please briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Our Relationship with Windstream Following the Spin-Off, page 85

Rental Amounts and Escalators, page 87

14.   Please describe in detail here or elsewhere how the rental revenue will be determined.

New Opportunities, page 90

15.   We note the limitations described in this section. When discussing your competitive advantage and business strategy regarding expansion opportunities on pages 71-73, please discuss any related material limitations. Also, please include any related risk factors in the risk factor section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Robert B. Pincus, Esq. (*via e-mail*)